Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended

	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014	January 31, 2014

Interest, Dividend and Fee Income
Loans	$2,809	$2,799	$2,708	$2,670	$2,732
Securities	516	470	492	446	454
Deposits with banks	76	67	67	69	67

	3,401	3,336	3,267	3,185	3,253

Interest Expense
Deposits	712	720	727	701	717
Subordinated debt	44	40	37	37	36
Other liabilities	426	398	396	384	387

	1,182	1,158	1,160	1,122	1,140

Net Interest Income	2,219	2,178	2,107	2,063	2,113

Non-Interest Revenue
Securities commissions and fees	237	232	238	236	228
Deposit and payment service charges	259	262	260	239	241
Trading revenues	193	198	231	246	274
Lending fees	170	171	169	171	169
Card fees	106	118	116	116	112
Investment management and custodial fees	376	351	343	279	273
Mutual fund revenues	313	305	301	238	229
Underwriting and advisory fees	171	166	238	149	191
Securities gains, other than trading	39	41	12	47	62
Foreign exchange, other than trading	62	47	40	38	54
Insurance revenue	822	489	614	441	464
Other	88	82	66	106	69

	2,836	2,462	2,628	2,306	2,366

Total Revenue	5,055	4,640	4,735	4,369	4,479

Provision for Credit Losses	163	170	130	162	99

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	747	300	520	328	357

Non-Interest Expense
Employee compensation	1,791	1,575	1,595	1,491	1,581
Premises and equipment	500	532	469	452	455
Amortization of intangible assets	96	98	104	90	90
Travel and business development	142	165	136	122	119
Communications	75	70	73	78	68
Business and capital taxes	12	11	8	10	10
Professional fees	152	188	159	140	135
Other	238	248	212	211	226

	3,006	2,887	2,756	2,594	2,684

Income Before Provision for Income Taxes	1,139	1,283	1,329	1,285	1,339
Provision for income taxes	139	213	203	209	278

Net Income	$1,000	$1,070	$1,126	$1,076	$1,061

Attributable to:
Bank shareholders	986	1,057	1,110	1,062	1,048
Non-controlling interest in subsidiaries	14	13	16	14	13

Net Income	$1,000	$1,070	$1,126	$1,076	$1,061

Earnings Per Share (Canadian $)
Basic	$1.47	$1.57	$1.68	$1.61	$1.58
Diluted	1.46	1.56	1.67	1.60	1.58

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2015 • 31

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended

	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014	January 31, 2014

Net income	$1,000	$1,070	$1,126	$1,076	$1,061
Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(2)	(37)	76	27	(38)
Reclassification to earnings of (gains) in the period (2)	(14)	(22)	(17)	(16)	(22)

	(16)	(59)	59	11	(60)

Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	595	83	53	(31)	142
Reclassification to earnings of (gains) on cash flow hedges (4)	(25)	(25)	(25)	(23)	(25)

	570	58	28	(54)	117

Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	2,484	578	(98)	(278)	1,176
Unrealized losses on hedges of net foreign operations (5)	(178)	(120)	-	(25)	(270)

	2,306	458	(98)	(303)	906

Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (6)	(141)	(73)	(98)	21	25
Remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	18	-	-	-	-

	(123)	(73)	(98)	21	25

Other Comprehensive Income (Loss)	2,737	384	(109)	(325)	988

Total Comprehensive Income	$3,737	$1,454	$1,017	$751	$2,049

Attributable to:
Bank shareholders	3,723	1,441	1,001	737	2,036
Non-controlling interest in subsidiaries	14	13	16	14	13

Total Comprehensive Income	$3,737	$1,454	$1,017	$751	$2,049

  (1) Net of income tax (provision) recovery of $(13), $8, $(30), $(12), $12.

  (2) Net of income tax provision of $11, $10, $6, $9, $12.

  (3) Net of income tax (provision) recovery of $(207), $(37), $(14), $15, $(43).

  (4) Net of income tax provision of $6, $8, $6, $5, $9.

  (5) Net of income tax (provision) recovery of $64, $42, $(2), $9, $95.

  (6) Net of income tax (provision) recovery of $40, $49, $32, $(11), $(10).

  (7) Net of income tax (provision) recovery of $(6).

  The accompanying notes are an integral part of these interim consolidated financial statements.

32 • BMO Financial Group First Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	January 31, 2015	October 31, 2014	July 31, 2014	April 30, 2014	January 31, 2014

Assets
Cash and Cash Equivalents	$44,162	$28,386	$38,250	$35,082	$34,112

Interest Bearing Deposits with Banks	6,597	6,110	5,800	7,069	6,586

Securities
Trading	88,991	85,022	90,459	82,426	85,957
Available-for-sale	50,711	46,966	47,673	51,883	55,736
Held-to-maturity	10,586	10,344	10,420	9,318	8,254
Other	1,084	987	989	983	994

	151,372	143,319	149,541	144,610	150,941

Securities Borrowed or Purchased Under Resale Agreements	66,086	53,555	49,452	51,981	53,579

Loans
Residential mortgages	102,073	101,013	99,484	97,632	97,321
Consumer instalment and other personal	65,301	64,143	64,286	64,571	64,610
Credit cards	7,924	7,972	7,976	7,953	7,963
Businesses and governments	133,193	120,766	115,812	116,492	112,396

	308,491	293,894	287,558	286,648	282,290
Customers’ liability under acceptances	10,986	10,878	9,651	9,906	9,207
Allowance for credit losses	(1,847)	(1,734)	(1,768)	(1,850)	(1,747)

	317,630	303,038	295,441	294,704	289,750

Other Assets
Derivative instruments	62,989	32,655	26,825	28,859	37,502
Premises and equipment	2,334	2,276	2,174	2,172	2,220
Goodwill	5,900	5,353	5,253	3,994	4,052
Intangible assets	2,214	2,052	2,020	1,554	1,558
Current tax assets	579	665	770	800	1,030
Deferred tax assets	3,385	3,019	2,962	2,927	2,986
Other	9,110	8,231	8,344	8,293	8,346

	86,511	54,251	48,348	48,599	57,694

Total Assets	$672,358	$588,659	$586,832	$582,045	$592,662

Liabilities and Equity
Deposits
Banks	$24,310	$18,243	$22,865	$22,607	$26,930
Businesses and governments	262,272	239,139	243,808	238,915	240,347
Individuals	143,196	135,706	132,550	132,485	131,116

	429,778	393,088	399,223	394,007	398,393

Other Liabilities
Derivative instruments	63,701	33,657	28,151	30,279	36,843
Acceptances	10,986	10,878	9,651	9,906	9,207
Securities sold but not yet purchased	30,013	27,348	28,366	24,350	26,646
Securities lent or sold under repurchase agreements	49,551	39,695	40,606	46,125	44,789
Current tax liabilities	262	235	255	146	386
Deferred tax liabilities	161	178	185	71	115
Other	45,142	43,263	42,147	39,871	39,585

	199,816	155,254	149,361	150,748	157,571

Subordinated Debt	4,964	4,913	3,948	3,965	3,983

Equity
Share capital	15,413	15,397	15,194	14,686	14,298
Contributed surplus	303	304	310	313	316
Retained earnings	17,489	17,237	16,724	16,155	15,617
Accumulated other comprehensive income	4,112	1,375	991	1,100	1,425

Total shareholders’ equity	37,317	34,313	33,219	32,254	31,656
Non-controlling interest in subsidiaries	483	1,091	1,081	1,071	1,059

Total Equity	37,800	35,404	34,300	33,325	32,715

Total Liabilities and Equity	$672,358	$588,659	$586,832	$582,045	$592,662

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2015 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended

	January 31, 2015	January 31, 2014

Preferred Shares
Balance at beginning of period	$3,040	$2,265

Balance at End of Period	3,040	2,265

Common Shares
Balance at beginning of period	12,357	12,003
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	57	-
Issued under the Stock Option Plan	16	30
Repurchased for cancellation	(57)	-

Balance at End of Period	12,373	12,033

Contributed Surplus
Balance at beginning of period	304	315
Stock option expense/exercised	2	1
Other	(3)	-

Balance at End of Period	303	316

Retained Earnings
Balance at beginning of period	17,237	15,087
Net income attributable to bank shareholders	986	1,048
Dividends – Preferred shares	(33)	(28)
– Common shares	(518)	(490)
Common shares repurchased for cancellation	(183)	-

Balance at End of Period	17,489	15,617

Accumulated Other Comprehensive (Loss) on Available-for-Sale Securities
Balance at beginning of period	156	205
Unrealized (losses) on available-for-sale securities arising during the period (1)	(2)	(38)
Reclassification to earnings of (gains) in the period (2)	(14)	(22)

Balance at End of Period	140	145

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	141	(8)
Gains on cash flow hedges arising during the period (3)	595	142
Reclassification to earnings of (gains) in the period (4)	(25)	(25)

Balance at End of Period	711	109

Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	1,368	405
Unrealized gain on translation of net foreign operations	2,484	1,176
Impact of hedging unrealized (loss) on translation of net foreign operations (5)	(178)	(270)

Balance at End of Period	3,674	1,311

Accumulated Other Comprehensive (Loss) on Pension and Other Post-Employment Plans
Balance at beginning of period	(290)	(165)
Remeasurement of pension and other post-employment plans (6)	(141)	25

Balance at End of Period	(431)	(140)

Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	-	-
Remeasurement of own credit risk on financial liabilities designated at fair value (7)	18	-

Balance at End of Period	18	-

Total Accumulated Other Comprehensive Income	4,112	1,425

Total Shareholders’ Equity	$37,317	$31,656

Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,091	1,072
Net income attributable to non-controlling interest	14	13
Dividends to non-controlling interest	(27)	(26)
Capital trust redemption (Note 10)	(600)	-
Other	5	-

Balance at End of Period	483	1,059

Total Equity	$37,800	$32,715

  (1) Net of income tax (provision) recovery of $(13) and $12.

  (2) Net of income tax provision of $11 and $12.

  (3) Net of income tax (provision) recovery of $(207) and $(43).

  (4) Net of income tax provision of $6 and $9.

  (5) Net of income tax (provision) recovery of $64 and $95.

  (6) Net of income tax (provision) recovery of $40 and $(10).

  (7) Net of income tax (provision) recovery of $(6).

  The accompanying notes are an integral part of these interim consolidated financial statements.

34 • BMO Financial Group First Quarter Report 2015

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended

	January 31, 2015	January 31, 2014

Cash Flows from Operating Activities
Net Income	$1,000	$1,061
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	-
Net (gain) on securities, other than trading	(40)	(62)
Net (increase) in trading securities	(1,540)	(9,745)
Provision for credit losses (Note 3)	163	99
Change in derivative instruments – (increase) in derivative asset	(34,125)	(7,741)
– increase in derivative liability	33,442	5,221
Amortization of premises and equipment	92	89
Amortization of intangible assets	96	90
Net (increase) decrease in deferred income tax asset	(73)	205
Net increase (decrease) in deferred income tax liability	(23)	8
Net decrease in current income tax asset	172	131
Net increase (decrease) in current income tax liability	22	(56)
Change in accrued interest – decrease in interest receivable	46	53
– (decrease) in interest payable	(95)	(38)
Changes in other items and accruals, net	4,892	756
Net increase in deposits	7,462	16,954
Net (increase) in loans	(2,286)	(4,211)
Net increase in securities sold but not yet purchased	1,872	3,834
Net increase in securities lent or sold under repurchase agreements	5,959	14,376
Net (increase) in securities borrowed or purchased under resale agreements	(7,233)	(11,755)

Net Cash Provided by Operating Activities	9,804	9,269

Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(9)	(27)
Proceeds of Covered Bonds	2,748	-
Redemption of securities of a subsidiary (Note 10)	(600)	-
Proceeds from issuance of common shares	18	30
Common shares repurchased for cancellation (Note 10)	(240)	-
Cash dividends paid	(489)	(505)
Cash dividends paid to non-controlling interest	(27)	(26)

Net Cash Provided by (Used in) Financing Activities	1,401	(528)

Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	205	283
Purchases of securities, other than trading	(4,279)	(7,764)
Maturities of securities, other than trading	1,119	3,565
Proceeds from sales of securities, other than trading	3,336	1,483
Premises and equipment – net (purchases)	(10)	(65)
Purchased and developed software – net (purchases)	(79)	(82)

Net Cash Provided by (Used in) Investing Activities	292	(2,580)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,279	1,862

Net increase in Cash and Cash Equivalents	15,776	8,023
Cash and Cash Equivalents at Beginning of Period	28,386	26,089

Cash and Cash Equivalents at End of Period	$44,162	$34,112

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$42,694	$32,325
Cheques and other items in transit, net	1,468	1,787

	$44,162	$34,112

Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,253	$1,167
Amount of income taxes paid in the period	$206	$19
Amount of interest and dividend income received in the period	$3,387	$3,265

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2015 • 35

Notes to Consolidated Financial Statements

January 31, 2015 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2014 as set out on pages 128 to 189 of our 2014 Annual Report.

These interim consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2015.

Changes in Accounting Policy

Effective November 1, 2014 we adopted the following new and amended accounting pronouncements issued by the International Accounting Standards Board (“IASB”):

Own Credit

We early adopted the own credit provisions of IFRS 9 Financial Instruments. The provisions require that for financial liabilities designated at fair value through profit or loss, changes in fair value attributable to our own credit risk be presented in other comprehensive income instead of net income, unless doing so would create or enlarge an accounting mismatch in net income. Fair value changes not attributable to our own credit risk continue to be recorded in net income. The provisions have been adopted prospectively and resulted in an $18 million gain, net of income taxes, being recorded in other comprehensive income instead of net income.

Impairment of Assets

We adopted the amendments to IAS 36 Impairment of Assets. The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The adoption of the amendments did not have an impact on disclosure in our interim consolidated financial statements.

Offsetting of Financial Assets and Financial Liabilities

We adopted the amendments to IAS 32 Financial Instruments: Presentation. The amendments clarify that an entity has a current legally enforceable right to offset if that right is not contingent on a future event, and that right is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of the amendments did not have an impact on our interim consolidated financial statements.

Levies

We adopted the IFRS Interpretation Committee Interpretation 21 Levies (“IFRIC 21”). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government on an entity in accordance with legislation. The adoption of IFRIC 21 did not have a significant impact on our interim consolidated financial statements.

Future Changes in IFRS

As a result of an announcement in January 2015 from our regulator, OSFI, we will be adopting the remaining provisions of IFRS 9 for our fiscal year beginning November 1, 2017. We are currently assessing the impact of this new standard on our future financial results.

36 • BMO Financial Group First Quarter Report 2015

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	January 31, 2015				October 31, 2014

	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value

Issued or guaranteed by:
Canadian federal government	10,301	193	1	10,493	10,420	82	1	10,501
Canadian provincial and municipal governments	4,191	182	4	4,369	4,063	44	3	4,104
U.S. federal government	1,724	32	4	1,752	1,094	2	3	1,093
U.S. states, municipalities and agencies	6,735	96	2	6,829	5,761	57	3	5,815
Other governments	6,156	34	-	6,190	6,116	17	1	6,132
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,011	60	-	3,071	3,031	24	1	3,054
Mortgage-backed securities and collateralized mortgage obligations – U.S.	7,770	56	5	7,821	6,872	35	12	6,895
Corporate debt	8,208	171	2	8,377	7,577	95	6	7,666
Corporate equity	1,765	108	64	1,809	1,582	129	5	1,706

Total	49,861	932	82	50,711	46,516	485	35	46,966

  (1) These amounts are supported by insured mortgages.

  (2) Unrealized gains and losses may be offset by related unrealized losses (gains) on liabilities or hedge contracts.

Note 3: Loans, Customer Liability under Acceptances and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2015, there was a $246 million ($301 million as at January 31, 2014) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total

For the three months ended	January 31, 2015	January 31, 2014	January 31, 2015	January 31, 2014	January 31, 2015	January 31, 2014	January 31, 2015	January 31, 2014	January 31, 2015	January 31, 2014

Impairment Allowances (Specific ACL), beginning of period	113	99	74	71	237	315	-	-	424	485
Amounts written off	(17)	(20)	(170)	(151)	(74)	(110)	-	-	(261)	(281)
Recoveries of amounts written off in previous periods	3	13	39	42	60	156	-	-	102	211
Charge to income statement (Specific PCL)	11	15	135	115	17	(31)	-	-	163	99
Foreign exchange and other movements	4	(2)	(5)	(2)	28	5	-	-	27	1

Specific ACL, end of period	114	105	73	75	268	335	-	-	455	515

Collective ACL, beginning of period	83	88	678	622	754	756	27	19	1,542	1,485
Charge to income statement (Collective PCL)	(5)	8	(4)	4	8	(17)	1	5	-	-
Foreign exchange and other movements	8	3	23	4	65	41	-	-	96	48

Collective ACL, end of period	86	99	697	630	827	780	28	24	1,638	1,533

Total ACL	200	204	770	705	1,095	1,115	28	24	2,093	2,048

Comprised of: Loans	176	184	770	705	873	834	28	24	1,847	1,747
Other credit instruments	24	20	-	-	222	281	-	-	246	301

Interest income on impaired loans of $25 million was recognized for the three months ended January 31, 2015 ($36 million for the three months ended January 31, 2014).

BMO Financial Group First Quarter Report 2015 • 37

Renegotiated Loans

The carrying value of our renegotiated loans was $765 million as at January 31, 2015 ($728 million as at October 31, 2014). Renegotiated loans of $277 million were classified as performing as at January 31, 2015 ($291 million as at October 31, 2014). Renegotiated loans of $6 million were written off in the three months ended January 31, 2015 respectively ($25 million in the year ended October 31, 2014).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three months ended January 31, 2015, we recorded net recoveries of $11 million ($1 million for the three months ended January 31, 2014). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three months ended January 31, 2015 was $8 million ($8 million for the three months ended January 31, 2014). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the collective allowance and the provision for credit losses. Decreases in incurred credit losses will be recorded as a decrease in the collective allowance and in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three months ended January 31, 2015 was $4 million ($14 million for the three months ended January 31, 2014).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the cash is received. The impact on net interest income of such repayments for the three months ended January 31, 2015 was $23 million ($45 million for the three months ended January 31, 2014).

The impact of the re-measurement of incurred credit losses for performing loans for the three months ended January 31, 2015 was $17 million provision for credit losses and $nil in net interest income ($7 million in provision for credit losses and $6 million in net interest income, respectively, for the three months ended January 31, 2014).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three months ended January 31, 2015 was $nil ($34 million for the three months ended January 31, 2014).

As at January 31, 2015 the amount of purchased performing loans on the balance sheet was $12,062 million ($11,703 million as at October 31, 2014). As at January 31, 2015, the credit mark remaining on performing term loans, revolving loans and other performing loans was $286 million, $96 million and $1 million, respectively ($279 million, $94 million and $2 million, respectively as at October 31, 2014). Of the total credit mark for performing loans of $383 million, $211 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining $172 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three month period ended January 31, 2015 was $29 million recovery of specific provision for credit losses ($117 million of recovery for the three months ended January 31, 2014).

As at January 31, 2015, the amount of PCI loans remaining on the balance sheet was $476 million ($488 million as at October 31, 2014). As at January 31, 2015 and October 31, 2014, we have no remaining credit mark related to purchased credit impaired loans.

38 • BMO Financial Group First Quarter Report 2015

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at January 31, 2015 are outlined in the Risk Management section on pages 24 to 30 of Management’s Discussion and Analysis of the First Quarter 2015 Report to Shareholders.

Note 5: Asset Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts, which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded in our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		January 31, 2015 (1)		October 31, 2014

	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities

Residential mortgages	9,597		9,569
Other related assets (2)	8,749		8,382

Total	18,346	17,899	17,951	17,546

(1)	The fair value of the securitized assets is $18,481 million and the fair value of the associated liabilities is $18,692 million, for a net position of $(211) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three months ended January 31, 2015, we sold $1,446 million of loans to third-party securitization programs ($906 million for the three ended January 31, 2014).

BMO Financial Group First Quarter Report 2015 • 39

Note 6: Structured Entities

Total assets and liabilities included in our Consolidated Balance Sheet related to our consolidated structured entities (SEs) and an exposure to losses are summarized in the following table:

(Canadian $ in millions)			January 31, 2015				October 31, 2014

	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Capital and funding vehicles (1)	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Capital and funding vehicles (1)

Cash and cash equivalents	11	5	426	718	34	68	394	649
Loans	7,316	4,083	-	13,945	7,266	3,036	-	16,435
Other	-	8	-	-	-	3	-	-

	7,327	4,096	426	14,663	7,300	3,107	394	17,084

Deposits	-	3,903	-	-	-	2,926	-	-
Other	5,178	1	158	2	4,998	3	163	18

	5,178	3,904	158	2	4,998	2,929	163	18

Exposure to loss
Securities held	2,002	-	254	360	2,012	-	253	840
Drawn facilities	-	157	-	13,567	-	149	-	14,793
Undrawn facilities	-	6,270	-	11,587	-	5,236	-	10,361
Derivative assets	-	4	6	165	-	-	13	58

	2,002	6,431	260	25,679	2,012	5,385	266	26,052

(1)	The loans balance primarily consists of mortgages transferred to our Covered Bonds programs. Mortgages in excess of the amount of Covered Bonds outstanding plus the minimum required over-collateralization amounts under these programs are readily available to the bank. The undrawn facilities also primarily relate to our Covered Bond programs; the bank retains the authority to determine whether the facilities are utilized.

The table below presents amounts related to our interests in unconsolidated SEs.

(Canadian $ in millions)			January 31, 2015			October 31, 2014

	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (1) (2)	Structured finance vehicles

Interests recorded on the balance sheet
Cash and cash equivalents	9	42	-	11	39	-
Trading securities	2	57	5,446	2	10	10,414
Available-for-sale securities	-	840	-	-	652	-
Derivatives	-	-	75	-	-	42

	11	939	5,521	13	701	10,456

Deposits	1,264	42	2,980	1,265	39	5,853
Derivatives	-	-	818	-	-	1,115
Other	20	-	1,712	21	-	3,447

	1,284	42	5,510	1,286	39	10,415

Exposure to loss
Securities held	2	897	5,446	2	662	10,414
Drawn facilities	12	-	-	12	-	-
Undrawn facilities	43	5,413	na	43	5,214	na
Derivative assets	-	-	75	-	-	42

	57	6,310	5,521	57	5,876	10,456

Total assets of the entities	1,284	4,406	5,521	1,286	3,783	10,456

(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of these facilities did not relate to credit support as at January 31, 2015 and October 31, 2014.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

Our exposure to BMO managed funds was $546 million at January 31, 2015 ($513 million at October 31, 2014).

Our exposure to non-BMO managed funds was $6,741 million at January 31, 2015 ($11,647 million at October 31, 2014).

na - not applicable

40 • BMO Financial Group First Quarter Report 2015

Note 7: Acquisitions

F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc, an investment manager based in the United Kingdom, for cash consideration of £712 million.

The acquisition was accounted for as a business combination. The results of the acquisition are included in our Wealth Management reporting segment.

As part of the acquisition, we acquired intangible assets comprised primarily of fund management contracts and customer relationships, including $178 million of intangible assets that have an indefinite life and $313 million that are being amortized over 2 to 10 years, primarily on a straight line basis. This acquisition strengthens our position as a globally significant money manager, enhances our asset management platform capabilities and provides opportunities to service wealth markets in the United Kingdom and the rest of Europe. Goodwill of $1,268 million related to this acquisition was recorded and is not deductible for tax purposes.

As part of the acquisition of F&C, we acquired a subsidiary of F&C, F&C REIT LLP, that is 30% owned by three other partners. We have recorded the ownership interests of the partners in F&C REIT LLP as non-controlling interest on our Consolidated Balance Sheet based on the non-controlling partners’ proportionate share of the net assets of F&C REIT LLP.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2014

F&C

Cash resources	338
Loans	-
Premises and equipment	9
Goodwill	1,268
Intangible assets	491
Other assets	293

Total assets	2,399

Deposits	-
Other liabilities	1,083

Total liabilities	1,083

Non-controlling interests	22

Purchase price	1,294

  The allocation of the purchase price for F&C is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 8: Goodwill

There were no write-downs of goodwill due to impairment during the three months ended January 31, 2015 and the year ended October 31, 2014.

A continuity of our goodwill by group of CGUs for the quarter ended January 31, 2015 and the year ended October 31, 2014 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking					Wealth Management			BMO Capital Markets		Total

	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management		Insurance		Total

Balance - October 31, 2013	69		2,702		2,771	847		2		849	199		3,819
Acquisitions during the year	-		-		-	1,268		-		1,268	-		1,268
Other (1)	(1)		220		219	35		-		35	12		266

Balance - October 31, 2014	68		2,922		2,990	2,150		2		2,152	211		5,353
Other (1)	-		374		374	154		-		154	19		547

Balance - January 31, 2015	68	(2)	3,296	(3)	3,364	2,304	(4)	2	(5)	2,306	230	(6)	5,900

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club Canada, and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club U.S., AMCORE and M&I.
(4)	Relates primarily to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC consulting LLC, AWMB, and F&C Asset Management.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

BMO Financial Group First Quarter Report 2015 • 41

Note 9: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (3)		Total

	January 31, 2015	October 31, 2014	January 31, 2015	October 31, 2014	January 31, 2015	October 31, 2014	January 31, 2015	October 31, 2014	January 31, 2015	October 31, 2014

Deposits by:
Banks	962	997	1,241	993	3,149	2,412	18,958	13,841	24,310	18,243
Businesses and governments	14,495	14,958	33,309	28,001	57,815	57,165	156,653	139,015	262,272	239,139
Individuals	2,809	2,524	13,289	12,900	81,074	75,529	46,024	44,753	143,196	135,706

Total (1) (2)	18,266	18,479	47,839	41,894	142,038	135,106	221,635	197,609	429,778	393,088

Booked in:
Canada	16,343	16,753	30,975	28,832	75,284	77,232	119,417	111,193	242,019	234,010
United States	1,272	1,191	16,769	12,972	66,007	57,314	75,089	66,664	159,137	138,141
Other countries	651	535	95	90	747	560	27,129	19,752	28,622	20,937

Total	18,266	18,479	47,839	41,894	142,038	135,106	221,635	197,609	429,778	393,088

(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at January 31, 2015 and October 31, 2014, total deposits payable on a fixed date included $24,787 million and $18,183 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2015 and October 31, 2014 are $221,666 million and $191,155 million, respectively, of deposits denominated in U.S. dollars, and $12,100 million and $8,204 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $198,788 million of deposits, each greater than one hundred thousand dollars, of which $101,263 million were booked in Canada, $70,401 million were booked in the United States and $27,124 million were booked in other countries ($174,612 million, $92,668 million, $62,193 million and $19,751 million, respectively, as at October 31, 2014). Of the $101,263 million of deposits booked in Canada, $32,682 million mature in less than three months, $8,106 million mature in three to six months, $12,223 million mature in six to twelve months and $48,252 million mature after twelve months ($92,668 million, $27,304 million, $7,465 million, $11,565 million and $46,334 million, respectively, as at October 31, 2014). We have net unencumbered liquid assets of $191,161 million to support these and other deposit liabilities ($170,981 million as at October 31, 2014).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

—	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
—	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at January 31, 2015, we had borrowed $151 million of federal funds ($651 million as at October 31, 2014).
—	Commercial paper, which totalled $5,771 million as at January 31, 2015 ($4,294 million as at October 31, 2014).
—	Covered bonds, which totalled $11,255 million as at January 31, 2015 ($7,683 million as at October 31, 2014).

Note 10: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2015		October 31, 2014

	Number of shares	Amount	Number of shares	Amount	Convertible into…

Preferred Shares - Classified as Equity
Class B – Series 13	14,000,000	350	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares - class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares - class B - series 16	(2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B - series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares - class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	preferred shares - class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	preferred shares - class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	preferred shares - class B - series 32	(2)(3)

		3,040		3,040
Common Shares (4)	647,022,995	12,373	649,050,049	12,357

Share Capital		15,413		15,397

(1)	For additional information refer to Notes 20 and 23 of our consolidated financial statements for the year ended October 31, 2014 on pages 161 to 166 of our 2014 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is no longer viable or if the bank accepts a capital injection or equivalent support from the government.
(4)	The stock options issued under the stock option plan are convertible into 13,197,028 common shares as at January 31, 2015 (13,337,765 common shares as at October 31, 2014).

42 • BMO Financial Group First Quarter Report 2015

Preferred Shares

On January 22, 2015 we announced our intention to redeem all 16 million Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 23 for $25.00 cash per share, on February 25, 2015.

On April 23, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

On June 6, 2014, we issued 16 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On July 30, 2014, we issued 12 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

During the year ended October 31, 2014 we redeemed all of our Non-cumulative Class B Preferred shares, Series 18, and our Non-cumulative Class B Preferred shares, Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the dates fixed for redemption.

Common Shares

During the quarter ended January 31, 2015, we repurchased 3 million common shares at an average cost of $80.02 per share, totalling $240 million, approximately 0.46% of our common shares then outstanding (nil for the quarter ended January 31, 2014).

Capital Trust Securities

During the quarter ended January 31, 2015, we redeemed all our BMO Capital Trust Securities – Series D (“BMO BOaTS – Series D”) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions.

Note 11: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2015. Our capital position as at January 31, 2015 is detailed in the Capital Management section on pages 11 to 12 of Management’s Discussion and Analysis of the 2015 First Quarter Report to Shareholders.

Note 12: Employee Compensation

Stock Options

During the three months ended January 31, 2015, we granted a total of 641,875 stock options (1,618,223 stock options during the three months ended January 31, 2014). The weighted-average fair value of options granted during the three months ended January 31, 2015 was $7.45 per option ($6.36 per option for the three months ended January 31, 2014).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	January 31,	January 31,
For stock options granted during the three months ended	2015	2014

Expected dividend yield	4.7%	5.0%
Expected share price volatility	16.9%-17.0%	16.4%
Risk-free rate of return	1.9%-2.0%	2.5%-2.6%
Expected period until exercise (in years)	6.5-7.0	6.5-7.0

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)

	Pension benefit plans		Other employee future benefit plans

For the three months ended	January 31, 2015	January 31, 2014	January 31, 2015	January 31, 2014

Benefits earned by employees	70	60	7	6
Net interest (income) expense on net defined benefit (asset) liability	(1)	(2)	13	13
Administrative expenses	1	1	-	-

Benefits expense	70	59	20	19
Canada and Quebec pension plan expense	21	16	-	-
Defined contribution expense	3	2	-	-

Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	94	77	20	19

BMO Financial Group First Quarter Report 2015 • 43

Note 13: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended

	January 31, 2015	January 31, 2014

Net income attributable to bank shareholders	986	1,048
Dividends on preferred shares	(33)	(28)

Net income available to common shareholders	953	1,020

Average number of common shares outstanding (in thousands)	648,325	644,434

Basic earnings per share (Canadian $)	1.47	1.58

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended

	January 31, 2015	January 31, 2014

Net income available to common shareholders adjusted for dilution effect	953	1,020

Average number of common shares outstanding (in thousands)	648,325	644,434

Stock options potentially exercisable (1)	10,215	11,286
Common shares potentially repurchased	(7,545)	(9,000)

Average diluted number of common shares outstanding (in thousands)	650,995	646,720

Diluted earnings per share (Canadian $)	1.46	1.58

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,360,149 with a weighted-average exercise price of $232.33 for the three months ended January 31, 2015 (1,821,712 with a weighted-average exercise price of $234.92 for the three months ended January 31, 2014) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the period because including them would increase our earnings per share, not dilute it.

Note 14: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

44 • BMO Financial Group First Quarter Report 2015

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) provides a full range of financial products and services to more than seven million customers as they do business with us through their channel of choice: in our branches, on their mobile devices, online, over the telephone and through our automated banking machines. Personal Banking provides financial solutions for everyday banking, financing, investing, credit card and creditor insurance needs. Commercial banking provides our small business and commercial banking customers with a broad suite of integrated commercial and capital market products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services. Our retail and small and mid-sized business banking customers are served through our branches, contact centres, online and mobile banking platforms and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and services including insurance products. Wealth Management (“WM”) is a global business with an active presence in markets across Canada, the United States, Europe and Asia.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Trading Products lines of business we operate in 29 locations around the world, including 16 offices in North America.

Corporate Services

Corporate Services consists of Corporate Unit and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, certain acquisition integration costs, restructuring costs, run-off structured credit activities and adjustments to the collective allowance for credit losses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our interim consolidated financial statements as disclosed in Note 1 and throughout the annual consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The offset to the operating groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

BMO Financial Group First Quarter Report 2015 • 45

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)

For the three months ended January 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total

Net interest income	1,217	681	160	388	(227)		2,219
Non-interest revenue	411	178	1,622	533	92		2,836

Total Revenue	1,628	859	1,782	921	(135)		5,055
Provision for credit losses	132	40	2	9	(20)		163
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	747	-	-		747
Amortization	36	43	37	10	62		188
Non-interest expense	799	517	791	613	98		2,818

Income before taxes and non-controlling interest in subsidiaries	661	259	205	289	(275)		1,139
Provision for income taxes	159	67	46	68	(201)		139

Reported net income	502	192	159	221	(74)		1,000

Non-controlling interest in subsidiaries	-	-	-	-	14		14

Net Income attributable to bank shareholders	502	192	159	221	(88)		986

Average Assets	194,255	84,726	27,813	287,666	56,453		650,913

For the three months ended January 31, 2014	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(1)	Total

Net interest income	1,196	605	140	260	(88)		2,113
Non-interest revenue	382	168	1,083	713	20		2,366

Total Revenue	1,578	773	1,223	973	(68)		4,479
Provision for credit losses	139	21	(1)	(1)	(59)		99
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	357	-	-		357
Amortization	37	46	21	12	64		180
Non-interest expense	753	477	624	596	54		2,504

Income before taxes and non-controlling interest in subsidiaries	649	229	222	366	(127)		1,339
Provision for income taxes	164	62	48	90	(86)		278

Reported net income	485	167	174	276	(41)		1,061

Non-controlling interest in subsidiaries	-	-	-	-	13		13

Net Income attributable to bank shareholders	485	167	174	276	(54)		1,048

Average Assets	187,267	70,439	23,098	254,156	45,196		580,156

(1)	Corporate Services includes Technology and Operations.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

46 • BMO Financial Group First Quarter Report 2015

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)

For the three months ended January 31, 2015	Canada	United States	Other countries	Total

Net interest income	1,395	783	41	2,219
Non-interest revenue	1,945	559	332	2,836

Total Revenue	3,340	1,342	373	5,055
Provision for credit losses	110	53	-	163
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	652	-	95	747
Amortization	102	68	18	188
Non-interest expense	1,644	1,010	164	2,818

Income before taxes and non-controlling interest in subsidiaries	832	211	96	1,139
Provision for income taxes	97	24	18	139

Reported net income	735	187	78	1,000

Non-controlling interest in subsidiaries	15	-	(1)	14

Net Income attributable to bank shareholders	720	187	79	986

Average Assets	401,488	221,352	28,073	650,913

For the three months ended January 31, 2014	Canada	United States	Other countries	Total

Net interest income	1,345	729	39	2,113
Non-interest revenue	1,630	578	158	2,366

Total Revenue	2,975	1,307	197	4,479
Provision for credit losses	131	(31)	(1)	99
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	298	-	59	357
Amortization	106	70	4	180
Non-interest expense	1,545	878	81	2,504

Income before taxes and non-controlling interest in subsidiaries	895	390	54	1,339
Provision for income taxes	179	95	4	278

Reported net income	716	295	50	1,061

Non-controlling interest in subsidiaries	13	-	-	13

Net Income attributable to bank shareholders	703	295	50	1,048

Average Assets	367,067	192,413	20,676	580,156

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 15: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2014 on pages 178 to 185 for further discussion on the determination of fair value.

		January 31, 2015		October 31, 2014

	Carrying value	Fair value	Carrying value	Fair value

Securities
Held to maturity	10,586	10,709	10,344	10,490
Other (1)	596	2,059	510	1,829

	11,182	12,768	10,854	12,319
Securities purchased under resale agreements (2)	47,347	48,458	33,141	33,095
Loans
Residential mortgages	102,073	102,383	101,013	101,273
Consumer instalment and other personal	65,301	64,370	64,143	63,280
Credit cards	7,924	7,674	7,972	7,706
Businesses and governments	133,193	131,562	120,766	119,399

	308,491	305,989	293,894	291,658

Deposits	429,778	430,031	393,088	393,242
Securities sold under repurchase agreements (3)	34,231	34,607	25,485	25,505
Other liabilities (4)	24,561	25,445	23,546	23,927
Subordinated debt	4,964	5,137	4,913	5,110

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

 (1)   Excluded from other securities is $488 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($477 million as at October 31, 2014).

 (2)   Excludes $18,739 million of securities borrowed for which carrying value approximates fair value ($20,414 million as at October 31, 2014).

 (3)   Excludes $15,320 million of securities lent for which carrying value approximates fair value ($14,210 million as at October 31, 2014).

 (4)   Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

BMO Financial Group First Quarter Report 2015 • 47

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $103 million in non-interest revenue, trading revenue and an increase of $19 million before tax recorded in other comprehensive income related to changes in our credit spread for the three months ended January 31, 2015 (a decrease of $12 million recorded in non-interest revenue, trading revenue, of which $2 million related to changes in our own credit spread for the three months ended January 31, 2014). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The fair value and notional amount due at contractual maturity of these structured notes as at January 31, 2015 were $8,160 million and $8,175 million, respectively ($7,639 million and $7,733 million, respectively, as at October 31, 2014). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at January 31, 2015 of $7,245 million ($6,599 million as at October 31, 2014) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $535 million in non-interest revenue, insurance revenue, for the three months ended January 31, 2015 (an increase of $156 million for the three months ended January 31, 2014).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at January 31, 2015 of $465 million ($407 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $29 million in insurance claims, commissions, and changes in policy benefit liabilities for the three months ended January 31, 2015 (a decrease of $8 million for the three months ended January 31, 2014). For the three months ended January 31, 2015 a gain of $5 million was recorded in other comprehensive income related to changes in our own credit spread. Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Note liabilities issued by our credit protection vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at January 31, 2015 of $147 million ($139 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million in non-interest revenue, trading revenues for the three months ended January 31, 2015 (an increase of less than $1 million for the three months ended January 31, 2014).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at January 31, 2015 of $488 million ($467 million as at October 31, 2014) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $16 million for the three months ended January 31, 2015 (a decrease of $5 million for the three months ended January 31, 2014).

48 • BMO Financial Group First Quarter Report 2015

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value. The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	January 31, 2015				October 31, 2014

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)

Trading Securities
Issued or guaranteed by:
Canadian federal government	11,699	2,202	-	8,737	1,725	-
Canadian provincial and municipal governments	5,547	3,973	-	3,134	4,062	-
U.S. federal government	6,027	446	-	5,725	440	-
U.S. states, municipalities and agencies	-	854	95	-	626	85
Other governments	368	137	-	124	99	-
Mortgage-backed securities and collateralized mortgage obligations	-	792	-	-	702	-
Corporate debt	948	10,254	544	1,974	9,319	538
Corporate equity	39,642	5,463	-	37,221	10,511	-

	64,231	24,121	639	56,915	27,484	623

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,213	5,280	-	4,946	5,555	-
Canadian provincial and municipal governments	1,975	2,394	-	1,679	2,425	-
U.S. federal government	1,752	-	-	1,093	-	-
U.S. states, municipalities and agencies	-	6,828	1	-	5,814	1
Other governments	1,977	4,213	-	2,136	3,996	-
Mortgage-backed securities and collateralized mortgage obligations	-	10,892	-	-	9,949	-
Corporate debt	6,035	2,334	8	5,687	1,971	8
Corporate equity	373	147	1,289	422	146	1,138

	17,325	32,088	1,298	15,963	29,856	1,147

Other Securities	-	-	488	10	-	467

Fair Value Liabilities
Securities sold but not yet purchased	26,630	3,383	-	23,615	3,733	-
Structured note liabilities and other note liabilities	-	8,307	-	-	7,785	-
Annuity liabilities	-	465	-	-	407	-

	26,630	12,155	-	23,615	11,925	-

Derivative Assets
Interest rate contracts	11	26,976	-	23	18,241	-
Foreign exchange contracts	51	33,201	-	32	12,649	-
Commodity contracts	1,602	56	-	653	30	-
Equity contracts	40	981	-	51	896	-
Credit default swaps	-	68	3	-	68	12

	1,704	61,282	3	759	31,884	12

Derivative Liabilities
Interest rate contracts	24	24,368	-	33	16,983	-
Foreign exchange contracts	89	32,527	-	33	12,110	-
Commodity contracts	3,033	692	-	1,101	233	-
Equity contracts	55	2,800	-	38	3,002	-
Credit default swaps	-	113	-	-	116	8

	3,201	60,500	-	1,205	32,444	8

BMO Financial Group First Quarter Report 2015 • 49

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

					Range of input values (1)

As at January 31, 2015 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High

Securities
Private equity (2)	Corporate equity	1,289	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5.5x	9.3x
Collateralized loan obligations securities (3)	Corporate debt	552	Discounted Cash Flow Model	Yield/Discount Margin	1.25%	1.25%
Merchant banking securities	Other	488	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	4.2x	9.0x

(1)	The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)	Included in private equity is $682 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.
(3)	Includes both trading and available-for-sale instruments.

  na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

50 • BMO Financial Group First Quarter Report 2015

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at January 31, 2015 for significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $538 million related to securities that are hedged with credit default swaps that are also considered to be Level 3 instruments. As at January 31, 2015, the derivative assets and derivative liabilities were valued at $3 million and $nil, respectively. We have determined the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at January 31, 2015, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a $1 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers are made between the various fair value hierarchy levels that result from changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2015.

During the three months ended January 31, 2015, $133 million of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2015, $7 million of trading securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets. During the three months ended January 31, 2015, no available-for-sale securities were transferred between Level 1 and Level 2.

During the three months ended January 31, 2015, no available-for-sale securities or trading securities were transferred into or out of Level 3.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2015, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value

For the three months ended January 31, 2015	Balance October 31, 2014	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2015	Unrealized gains (losses) (2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	85	10	-	-	-	-	-	-	95	10
Corporate debt	538	53	-	-	(47)	-	-	-	544	53

Total trading securities	623	63	-	-	(47)	-	-	-	639	63

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate debt	8	-	-	-	-	-	-	-	8	-
Corporate equity	1,138	(7)	137	40	(19)	-	-	-	1,289	137

Total available-for-sale securities	1,147	(7)	137	40	(19)	-	-	-	1,298	137

Other Securities	467	10	-	71	(60)	-	-	-	488	10

Derivative Assets
Credit default swaps	12	(9)	-	-	-	-	-	-	3	(9)

Derivative Liabilities
Credit default swaps	8	(8)	-	-	-	-	-	-	-	(8)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on January 31, 2015 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on January 31, 2015 are included in Accumulated Other Comprehensive Income.

BMO Financial Group First Quarter Report 2015 • 51

Note 16: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 95-100 of our 2014 Annual Report.

(Canadian $ in millions)										January 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	43,366	-	-	-	-	-	-	-	796	44,162

Interest bearing deposits with banks	4,063	1,810	626	43	55	-	-	-	-	6,597

Securities
Trading	1,373	1,840	1,950	1,600	3,318	5,619	8,978	19,208	45,105	88,991
Available-for-sale	1,124	595	1,021	882	2,395	7,277	22,527	13,081	1,809	50,711
Held-to-maturity	-	103	93	278	298	1,035	4,180	4,599	-	10,586
Other	-	4	3	-	-	-	50	12	1,015	1,084

Total securities	2,497	2,542	3,067	2,760	6,011	13,931	35,735	36,900	47,929	151,372

Securities borrowed or purchased under resale agreements	50,652	11,716	1,630	1,325	763	-	-	-	-	66,086

Loans
Residential mortgages	1,141	2,732	4,580	4,299	4,697	18,857	55,733	10,034	-	102,073
Consumer instalment and other personal	417	730	1,276	1,113	1,368	6,079	21,056	9,912	23,350	65,301
Credit cards	-	-	-	-	-	-	-	-	7,924	7,924
Businesses and governments	10,242	7,676	5,355	2,932	13,212	13,295	40,095	8,529	31,857	133,193
Customers’ liability under acceptances	8,928	1,929	119	1	9	-	-	-	-	10,986
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,847)	(1,847)

Total loans and acceptances, net of allowance	20,728	13,067	11,330	8,345	19,286	38,231	116,884	28,475	61,284	317,630

Other Assets
Derivative instruments	6,517	5,863	4,129	2,377	3,265	6,040	15,261	19,537	-	62,989
Premises and equipment	-	-	-	-	-	-	-	-	2,334	2,334
Goodwill	-	-	-	-	-	-	-	-	5,900	5,900
Intangible assets	-	-	-	-	-	-	-	-	2,214	2,214
Current tax assets	-	-	-	-	-	-	-	-	579	579
Deferred tax assets	-	-	-	-	-	-	-	-	3,385	3,385
Other	1,385	150	184	-	1	-	53	3,890	3,447	9,110

Total other assets	7,902	6,013	4,313	2,377	3,266	6,040	15,314	23,427	17,859	86,511

Total Assets	129,208	35,148	20,966	14,850	29,381	58,202	167,933	88,802	127,868	672,358

52 • BMO Financial Group First Quarter Report 2015

(Canadian $ in millions)										January 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	10,708	4,077	3,544	55	574	-	-	-	5,352	24,310
Businesses and governments	27,985	30,977	26,822	11,259	9,008	19,459	22,646	8,497	105,619	262,272
Individuals	2,599	3,674	4,513	5,233	4,852	7,632	15,779	1,742	97,172	143,196

Total deposits	41,292	38,728	34,879	16,547	14,434	27,091	38,425	10,239	208,143	429,778

Other liabilities
Derivative instruments	4,220	5,032	4,065	2,806	4,655	8,011	16,605	18,307	-	63,701
Acceptances	8,928	1,929	119	1	9	-	-	-	-	10,986
Securities sold but not yet purchased	30,013	-	-	-	-	-	-	-	-	30,013
Securities lent or sold under repurchase agreements	47,916	1,472	94	69	-	-	-	-	-	49,551
Current tax liabilities	-	-	-	-	-	-	-	-	262	262
Deferred tax liabilities	-	-	-	-	-	-	-	-	161	161
Securitization and liabilities related to structured entities	2	1,590	371	1,246	788	5,009	8,956	5,423	-	23,385
Other	6,384	143	385	-	7	1,129	3,029	1,849	8,831	21,757

Total other liabilities	97,463	10,166	5,034	4,122	5,459	14,149	28,590	25,579	9,254	199,816

Subordinated debt	-	-	-	-	-	-	100	4,864	-	4,964

Total Equity	-	-	-	-	-	-	-	-	37,800	37,800

Total Liabilities and Equity	138,755	48,894	39,913	20,669	19,893	41,240	67,115	40,682	255,197	672,358

(1) Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										January 31, 2015

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,096	2,810	5,283	3,955	8,823	12,958	58,015	1,790	-	94,730
Operating leases	27	55	83	82	80	296	656	662	-	1,941
Financial guarantee contracts (1)	5,507	-	-	-	-	-	-	-	-	5,507
Purchase obligations	65	122	182	178	157	601	850	271	-	2,426

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2015 • 53

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	27,625	-	-	-	-	-	-	-	761	28,386

Interest bearing deposits with banks	4,124	1,420	521	14	31	-	-	-	-	6,110

Securities
Trading	542	1,159	584	1,344	1,274	5,255	9,722	17,409	47,733	85,022
Available-for-sale	1,014	345	553	1,138	714	8,750	21,047	11,699	1,706	46,966
Held-to-maturity	-	-	113	98	294	1,356	4,172	4,311	-	10,344
Other	-	10	3	2	-	-	45	19	908	987

Total securities	1,556	1,514	1,253	2,582	2,282	15,361	34,986	33,438	50,347	143,319

Securities borrowed or purchased under resale agreements	39,014	10,255	2,536	678	938	134	-	-	-	53,555

Loans
Residential mortgages	1,284	1,528	3,763	4,725	4,470	20,497	55,659	9,087	-	101,013
Consumer instalment and other personal	386	458	1,097	1,193	1,257	6,491	20,847	8,981	23,433	64,143
Credit cards	-	-	-	-	-	-	-	-	7,972	7,972
Businesses and governments	7,701	9,520	3,438	4,201	11,019	10,315	37,537	6,294	30,741	120,766
Customers’ liability under acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,734)	(1,734)

Total loans and acceptances, net of allowance	18,242	13,426	8,375	10,120	16,755	37,303	114,043	24,362	60,412	303,038

Other Assets
Derivative instruments	2,703	2,348	1,387	1,746	796	3,436	8,955	11,284	-	32,655
Premises and equipment	-	-	-	-	-	-	-	-	2,276	2,276
Goodwill	-	-	-	-	-	-	-	-	5,353	5,353
Intangible assets	-	-	-	-	-	-	-	-	2,052	2,052
Current tax assets	-	-	-	-	-	-	-	-	665	665
Deferred tax assets	-	-	-	-	-	-	-	-	3,019	3,019
Other	1,509	271	149	4	-	-	64	3,545	2,689	8,231

Total other assets	4,212	2,619	1,536	1,750	796	3,436	9,019	14,829	16,054	54,251

Total Assets	94,773	29,234	14,221	15,144	20,802	56,234	158,048	72,629	127,574	588,659

54 • BMO Financial Group First Quarter Report 2015

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	7,495	4,680	1,067	597	2	-	-	-	4,402	18,243
Businesses and governments	26,644	25,061	20,255	10,157	8,439	16,347	23,914	8,198	100,124	239,139
Individuals	2,039	3,290	5,472	4,296	5,288	6,386	16,454	1,528	90,953	135,706

Total deposits	36,178	33,031	26,794	15,050	13,729	22,733	40,368	9,726	195,479	393,088

Other liabilities
Derivative instruments	1,545	2,321	1,325	2,095	1,399	4,565	9,633	10,774	-	33,657
Acceptances	8,871	1,920	77	1	9	-	-	-	-	10,878
Securities sold but not yet purchased	27,348	-	-	-	-	-	-	-	-	27,348
Securities lent or sold under repurchase agreements	36,757	2,624	149	95	70	-	-	-	-	39,695
Current tax liabilities	-	-	-	-	-	-	-	-	235	235
Deferred tax liabilities	-	-	-	-	-	-	-	-	178	178
Securitization and liabilities related to structured entities	3	429	1,560	341	1,135	3,976	10,066	4,955	-	22,465
Other	7,226	142	16	330	26	193	3,577	1,723	7,565	20,798

Total other liabilities	81,750	7,436	3,127	2,862	2,639	8,734	23,276	17,452	7,978	155,254

Subordinated debt	-	-	-	-	-	-	100	4,813	-	4,913

Total Equity	-	-	-	-	-	-	-	-	35,404	35,404

Total Liabilities and Equity	117,928	40,467	29,921	17,912	16,368	31,467	63,744	31,991	238,861	588,659

(1) Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)										October 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,313	1,717	3,844	6,048	3,830	15,872	51,086	1,549	-	85,259
Operating leases	26	52	77	77	76	281	630	638	-	1,857
Financial guarantee contracts (1)	5,269	-	-	-	-	-	-	-	-	5,269
Purchase obligations	58	113	169	169	169	586	783	209	-	2,256

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2015 • 55